EXHIBIT (d)(4)

CONFIDENTIALITY AGREEMENT

      This Agreement (the “Agreement”) is made as of September 21, 2004 between Black Box Corporation, a Delaware corporation, located at 1000 Park Drive, Lawrence, PA 15055 (“First Party” or “Black Box”) and Norstan, Inc., a Minnesota corporation, located at 5101 Shady Oak Road, Minnetonka, MN 55343 (“Second Party”).

      1. Background; Certain Definitions. First Party and Second Party wish to provide each other certain information in connection with the consideration of a possible purchase by First Party “Transaction”) with respect to all of the stock of Second Party. As a condition of the furnishing of such information, First Party and Second Party are requiring that the other agree, as set forth below, to treat confidentially such information and any other information (collectively, the “Evaluation Material”) furnished or made available in any form including, without limitation, in writing, verbally or electronically before, on or after the date hereof by or on behalf of a party to the other party, its directors, officers, employees, agents, advisors, bank or institutional lenders, affiliates or representatives (all of the foregoing collectively referred to as the “Representatives”). The term “Evaluation Material” shall also include all notes, analyses, compilations, studies, summaries, memoranda, interpretations, extracts or other documents prepared by or on behalf of the receiving party or its Representatives which contain, reflect or are based upon, in whole or in part, other Evaluation Material. Evaluation Material does not include information which the receiving party or its Representatives can demonstrate (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in breach of this Agreement, (ii) is independently developed by the receiving party or its Representatives without the use or knowledge of information provided by or on behalf of the disclosing party, or (iii) becomes available to the receiving party or its Representatives on a non-confidential basis from a source other than the disclosing party, provided that such source is not bound by a confidentiality or other agreement restricting disclosure or use of such information. The term “person” as used in this Agreement shall be broadly interpreted to include, without limitation, any individual, governmental or regulatory authority, corporation, company, group, partnership or other entity.

      2. Certain Disclosure and Use Restrictions. Unless otherwise agreed to in writing by First Party or Second Party, as applicable, the receiving party agrees (i) to keep all Evaluation Material confidential and not to disclose or reveal any Evaluation Material to any person other than its Representatives directly participating in the evaluation of a possible Transaction and who need to know the Evaluation Material for the purpose of evaluating the same and who agree in writing to be bound by the terms hereof, provided the receiving party shall maintain a record of those Representatives to whom Evaluation Material is disclosed or revealed and provide such record to the other party hereto upon request, (ii) to cause the receiving party’s Representatives to observe the terms of this Agreement applicable to the receiving party and/or its Representatives, and (iii) not to use, or allow its Representatives to use, the Evaluation Material for any purpose other than the evaluation of a possible Transaction. The receiving party acknowledges that it is responsible for any breach of the terms of this Agreement by the receiving party or the receiving party’s Representatives.

      3. Property Rights. Absent a definitive written agreement to the contrary binding upon the disclosing party, all Evaluation Material disclosed by or on behalf of the disclosing party shall remain the property of the disclosing party. No licenses or rights under any patent, copyright, trademark, trade name, trade secret or other intellectual property are granted or to be implied by reason of this Agreement.

      4. No Disclosure of Discussions. Without the prior written consent of the other party, neither party nor its Representatives will disclose to any person (i) the fact that the Evaluation Material has been made available, (ii) the fact that any discussions or negotiations are taking place concerning a possible Transaction, or (iii) any of the terms, conditions or other facts with respect to any possible Transaction, including the status thereof.

      5. Certain Permitted Disclosures. In the event that a receiving party or its Representatives are required by oral questions, interrogatories, request for information or documents in a legal proceeding or investigation by any governmental or regulatory authority, subpoena, civil investigative demand or other similar process or required by the applicable rules of any relevant stock exchange or other relevant governmental or regulatory authority to disclose any of the Evaluation Material, such receiving party or its Representatives shall provide the other party hereto with prompt written notice of any such requirement in order that the other party hereto may challenge such requirement or seek a protective order or other appropriate remedy (in which efforts the receiving party and its Representatives shall cooperate) and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by First Party or Second Party, as the case may be, the receiving party or its Representatives are nonetheless, in the reasonable opinion of reputable counsel, required to disclose Evaluation Material, the receiving party or its Representatives may disclose only that portion of the Evaluation Material which is legally required to be disclosed; provided that the receiving party and its Representatives attempt to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with First Party or Second Party, as the case may be, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material.

      6. Return or Destruction of Evaluation Material. If a party determines that it does not wish to proceed with a possible Transaction, such party will promptly advise the others of that decision. In that case, or in the event that the disclosing party at any time so requests, the receiving party will promptly deliver to the disclosing party or, at the disclosing party’s election, destroy all of the Evaluation Material, including all copies thereof (except for that portion of the Evaluation Material that may be found in analyses, compilations, forecasts, studies or other documents prepared by the receiving party or its Representatives), that is in the receiving party’s possession or in the possession of any of the receiving party’s Representatives, and will promptly confirm such destruction in writing. Notwithstanding the return or destruction of the Evaluation Material, the receiving party and its Representatives will continue to be bound by its and their obligations hereunder.

      7. Covenant as to Employees/Customers. You agree that, for a period of one (1) year from the date of this letter agreement, neither you nor any of your Representatives will, without the Company’s prior written consent, directly or indirectly solicit for employment any person who is now employed or becomes employed by the Company within one year following the termination of the Agreement; provided, however, that the foregoing provision shall not prevent you nor any of your Representatives from employing any such person who you or your Representatives can demonstrate to the Company’s satisfaction contacted you or your Representatives on his or her own initiative without any direct or indirect solicitation by your or your Representatives.

      Similarly, during the one-year period following the date of this Agreement, neither party nor any of its Representatives, without the prior written consent of the other party, will directly or indirectly solicit, entice, make presentations or sell any products and services that are competitive to those of the other party to a customer of the other party at the date of this Agreement with whom such party or any of its Representatives had contact with or who became known to such party or any of its Representatives in connection with the consideration of a possible Transaction; provided, however, that the foregoing provision shall not prevent a party from soliciting, enticing, making presentations or selling any products and services that are competitive to those of the other party to a customer of the other party provided you or your Representatives can demonstrate to the Company’s satisfaction that (a) such customer was also a customer of you or your Representatives, or (b) such solicitation, enticement, presentation or sale occurred without participation by, or disclosure or use of the Evaluation Material by you or your Representatives employees or agents that participated in the consideration of a possible Transaction.

      8. No Liability. Each party acknowledges that no party hereto nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of the Evaluation Material. Neither party hereto nor its Representatives shall have any liability to the receiving party, any of such receiving party’s Representatives or any other person relating to or arising from the provision or use of the Evaluation Material or for any errors therein or omissions therefrom and each party assumes full responsibility for all conclusions such party and/or its Representatives derive from the Evaluation Material. A receiving party shall be entitled to rely solely on the representations and warranties, if any, made to a receiving party by a party in any definitive written agreement with respect to a Transaction. Nothing in this Agreement shall be construed as obligating a party to provide, or to continue to provide, any information to any person.

      9. Insider Trading. Each party acknowledges that it is aware, and will advise each of its Representatives who are informed as to the matters which are the subject of this Agreement, that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

      10. Procedures. Unless and until a definitive written agreement with respect to a Transaction is entered into, neither First Party nor Second Party will be under any legal obligation of any kind whatsoever with respect to a Transaction except for the matters specifically agreed to in this Agreement. First Party further acknowledges and agrees that Second Party reserves the right, in its sole discretion, to reject any and all proposals made with regard to a Transaction and to terminate discussions and negotiations with First Party at any time. Similarly, Second Party acknowledges and understands that First Party is considering many alternatives in engaging in this review with Second Party, including but not limited to, other potential acquisition candidates, developing a similar practice internally or taking no action in this regard, and as a result, First Party may, in its sole discretion, terminate its interest in furthering its review regarding a Transaction at any time. In addition, neither party shall have any claims whatsoever against the other party or its Representatives arising out of or relating to any Transaction nor against any other person with whom a Transaction is entered into, and each party shall bear its own costs and expenses incurred, including without limitation, legal, accounting, and investment or other advisory fees and expenses, in connection with the review of Evaluation Material or a possible Transaction whether or not the parties choose to pursue negotiations or to terminate any negotiations if begun and regardless of whether the bidding or negotiation procedures imposed by either party may have increased the amount or accelerated the occurrence of such costs or expenses in any manner.

      11. Remedies. Without prejudice to the rights and remedies otherwise available, a party shall be entitled to (i) equitable relief, including by way of injunction or specific performance, without the requirement of posting a bond, and (ii) recovery of its costs and expenses including, but not limited to, court costs and attorneys’ fees, if another party hereto or any of its Representatives breaches or threatens to breach any of the provisions of this Agreement.

      12. No Waiver. It is further understood and agreed that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

      13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota.

      14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) by each party in a separate counterpart, each of which when so executed and delivered being deemed to be an original copy of the same Agreement.

      15. Entire Agreement. This Agreement contains the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements regarding the same subject matter. No modifications of this Agreement or waiver of the terms and conditions hereof shall be binding, unless in a writing by the parties.

      16. Enforceability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

      17. Headings. The headings used in this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement.

      18. Assignment. Neither party may assign its rights under this Agreement in whole or in part without the prior written consent of the other party.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written by their respective representatives, each thereunto duly authorized.

NORSTAN, INC.	BLACK BOX CORPORATION
By: /s/ Scott Christian	By: /s/ Fred C. Young

Name: Scott Christian	Name: Fred C. Young

Title: President and CEO	Title: CEO